Exhibit 12.1
THE SOUTHERN COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2013
and the year to date June 30, 2014

	Year ended December 31,											Six Months Ended June 30,
		2009		2010		2011		2012		2013		2014
	---------------------------------------------Millions of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes		$2,604		$3,066		$3,487		$3,748		$2,560		$1,493
Interest expense, net of amounts capitalized		907		898		858		861		826		417
Interest component of rental expense		94		112		117		98		97		49
Amortization of capitalized interest		3		3		3		5		2		2
AFUDC - Debt funds		82		74		58		62		77		42
Less: Dividends on preferred and preference stock of subsidiaries		(65)		(65)		(65)		(65)		(66)		(34)
Earnings as defined		$3,625		$4,088		$4,458		$4,709		$3,496		$1,969
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$876		$885		$872		$857		$817		$405
Interest on affiliated loans		22		19		16		8		7		3
Interest on interim obligations		4		2		3		4		5		2
Amortization of debt discount, premium and expense, net		40		42		40		40		46		23
Other interest charges		46		24		(15)		14		29		25
Capitalized interest		2		12		20		20		14		5
Interest component of rental expense		94		112		117		98		98		49
Fixed charges as defined		1,084		1,096		1,053		1,041		1,016		512
Tax deductible preferred dividends		1		1		1		1		1		1
		1,085		1,097		1,054		1,042		1,017		513
Non-tax deductible preferred and preference dividends		64		64		64		64		65		33
Ratio of net income before taxes to net income	x	1.525	x	1.503	x	1.538	x	1.552	x	1.497	x	1.499
Preferred and preference dividend requirements before income taxes		98		96		98		99		97		50
Fixed charges plus preferred and preference dividend requirements		$1,183		$1,193		$1,152		$1,141		$1,114		$563
RATIO OF EARNINGS TO FIXED CHARGES		3.06		3.43		3.87		4.13		3.14		3.50